UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 333-09678

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PDVSA Finance Ltd.
Full Name of Registrant

Former Name if Applicable

Caledonian Bank & Trust Ltd. Caledonian House P.O. Box 1043
Address of Principal Executive Office (Street and Number)

George Town, Grand Cayman Cayman Islands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PDVSA Finance Ltd. (PDVSA Finance) respectfully notifies the Securities and Exchange Commission that it will not file its 2003 annual report on Form 20-F by June 30, 2004.

As previously disclosed in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 24, 2003, our parent company, Petróleos de Venezuela, S.A. (PDVSA), was affected by a work stoppage during December 2002 and January 2003 that disrupted its Venezuelan operations and administrative activities.

In 2003, PDVSA focused on re-establishing its Venezuelan operations and internal controls over operational activities.  Nevertheless, PDVSA’s financial reporting systems continue to suffer delays in the generation and preparation of financial statements.  In particular, there were delays in closing the year-end accounting records and in the analysis of accounts.  As a result, PDVSA’s external auditors have not been able to complete their fieldwork and are not yet in a position to issue an opinion on PDVSA’s financial statements.  Therefore, PDVSA cannot issue its financial statements and will be delayed in filing its 2003 annual report.

PDVSA Finance’s annual report on Form 20-F incorporates by reference PDVSA’s annual report.  Therefore, PDVSA Finance must wait to file its annual report until PDVSA’s annual report is completed.

The audit for the year ended December 31, 2003 has been completed and we furnished our audited financial statements for 2003 to the Securities and Exchange Commission on Form 6-K on May 4, 2004.  We also have furnished to the Securities and Exchange Commission on Form 6-K our interim financial statements for the three months ended March 31, 2004 on June 2, 2004.  Also, our affiliate, CITGO, filed with the Securities and Exchange Commission its 2003 annual report on Form 10-K on March 30, 2004 and its 2004 first quarter report on Form 10-Q on May 7, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	José Alejandro Rojas	(011-58-212) 201-3201	(011-58-212) 708-4224
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PDVSA FINANCE LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 1, 2004	By	/s/José Alejandro Rojas
			Name:	José Alejandro Rojas
			Title:	President